

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2022

Alan J.M. Haughie
Chief Financial Officer
Louisiana-Pacific Corporation
414 Union Street, Suite 2000
Nashville, Tennessee 37219

> **Re: Louisiana-Pacific Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-07107**

Dear Mr. Haughie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 22, 2022

General

1. We note that you provided more expansive disclosure in your 2021 Sustainability Report and on your company website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 Sustainability Report and on your company website.

Risk Factors, page 13

2. It appears that you have identified transitioning to a "lower-carbon economy" as a transition risk related to climate change. Revise to provide expanded disclosure that more clearly describes the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends

that may alter business opportunities, credit risks, or technological changes.

3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27</u>

4. Revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. Please include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   - decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   - increased demand for goods that result in lower emissions than competing products;
   - increased competition to develop innovative new products that result in lower emissions;
   - increased demand for generation and transmission of energy from alternative energy sources;
   - any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and
   - any new climate-related opportunities, such as carbon-negative products.

6. We note your disclosure that global climate change may increase the frequency or intensity of extreme weather events that could affect your facilities and demand for your products. If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
   - quantification of material weather-related damages to your property or operations;
   - potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
   - decreased production capacity or reduced supply of raw materials in areas affected by drought or other weather-related changes; and
   - any weather-related impacts on the cost or availability of insurance.

   Include quantitative information for each of your last three fiscal years as part of your response and tell us whether changes are expected in future periods.

7. We note the disclosure on page 18 of your Form 10-K that you have incurred and expect to incur significant expenditures to comply with applicable environmental laws and regulations. Tell us about and quantify compliance costs related to climate change for each of the periods covered by your most recent Form 10-K and whether increased amounts are expected to be incurred in future periods.

8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

Include quantitative information regarding any such transactions during the last three years and subsequent periods as part of your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 or Sergio Chinos at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing